Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of American Financial Group, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants purchase contracts and units and to the incorporation by reference therein of our reports dated February 23, 2024, with respect to the consolidated financial statements and schedules of American Financial Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of American Financial Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 27, 2024